                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                 --------------

                                   SCHEDULE TO
                                (AMENDMENT NO. 1)
                                 (RULE 14d-100)

            TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
                     OF THE SECURITIES EXCHANGE ACT OF 1934

                                 --------------

                                 ALKERMES, INC.
                            (Name of Subject Company)

                                 --------------

                            ALKERMES, INC., AS ISSUER
                  (Names of Filing Persons (identifying status
                      as offeror, issuer or other person))

                  3.75% CONVERTIBLE SUBORDINATED NOTES DUE 2007
                         (Title of Class of Securities)

                                    01642TAA6
                                    01642TAB4

                      (CUSIP Number of Class of Securities)

                                 --------------

                                RICHARD F. POPS,
                             CHIEF EXECUTIVE OFFICER
                                 ALKERMES, INC.
                                88 SIDNEY STREET
                               CAMBRIDGE, MA 02139
                                 (617) 494-0171
  (Name, Address and Telephone Number of Persons Authorized to Receive Notices
                 and Communications on Behalf of filing persons)

                                 --------------

                                   COPIES TO:

           MORRIS CHESTON, JR., ESQ.                     ABIGAIL ARMS, ESQ.                 MITCHELL S. BLOOM, ESQ.
     BALLARD SPAHR ANDREWS & INGERSOLL, LLP              SHEARMAN & STERLING            TESTA, HURWITZ & THIBEAULT, LLP
         1735 MARKET STREET, 51ST FLOOR                801 PENNSYLVANIA AVENUE                  125 HIGH STREET
        PHILADELPHIA, PENNSYLVANIA 19103             WASHINGTON, D.C. 20004-2604          BOSTON, MASSACHUSETTS 02110
                 (215) 665-8500                            (202) 508-8000                       (617) 248-7000




                                              CALCULATION OF FILING FEE
====================================================================================================================
                TRANSACTION VALUATION (1)                                  AMOUNT OF FILING FEE (2)
--------------------------------------------------------------------------------------------------------------------
                       $115,000,000                                                 $10,580
====================================================================================================================

(1) Pursuant to Rule 457(f)(1) under the Securities Act of 1933, this amount is the market value as of November 5, 2002 of the maximum amount of 3.75% Convertible Subordinated Notes due 2007 (the "existing notes") that may be received by the Registrant from tendering holders in the exchange offer.

(2) Registration fee previously paid in connection with the Issuer's Registration Statement on Form S-4 filed November 6, 2002.

[X] Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.

     Amount Previously Paid:    $10,580
     Form or Registration No.:  Forms S-4 (File No. 333-101059)
     Filing Party:     Alkermes, Inc.
     Date Filed:       November 6, 2002

[ ] Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes to designate any transactions to which the statement relates:
[ ]  third-party tender offer subject to Rule 14d-1.
[X]  issuer tender offer subject to Rule 13e-4.
[ ]  going-private transaction subject to Rule 13e-3.
[ ]  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: [ ]

                             INTRODUCTORY STATEMENT

         This Amendment No. 1 amends and supplements the Tender Offer Statement on Schedule TO filed by Alkermes, Inc. (the "company") with the Securities and Exchange Commission on November 26, 2002, pursuant to Section 13(e) of the Securities Exchange Act of 1934, as amended, in connection with its offer to exchange up to all of its outstanding 3.75% Convertible Subordinated Notes due 2007 for 6.52% Convertible Senior Subordinated Notes due December 31, 2009 upon the terms and subject to the conditions set forth in the preliminary prospectus (the "prospectus") and in the related Letter of Transmittal, which are Exhibit
(a)(1) and Exhibit (a)(3) to this Schedule TO, respectively.

Item 11. Additional Information.

         Item 11(b) is hereby amended as follows:

         (b) Other material information. The information set forth in the prospectus, the prospectus supplement, which is being filed as Exhibit (a)(13) to this Schedule TO, and the Letter of Transmittal is incorporated herein by reference.

Item 12. Exhibits.

         Exhibit (a) (3) - Letter of Transmittal - is hereby amended as follows:

         The second sentence of the second paragraph on the second page of the Letter of Transmittal is hereby amended to add a new sentence and to read as follows: "The New Notes will be issued in denominations of $1,000 and any integral multiple of $1,000. The Company will settle any fractional New Notes in cash."

         Item 12 of this Schedule TO is hereby amended to add reference to Exhibit (a)(13):

         (a) (13) Prospectus supplement, dated December 17, 2002, incorporated herein by reference to Amendment No. 2 to the company's Registration Statement on Form S-4 (File No. 333-101059), filed on December 17, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Amendment No. 1 to Schedule TO is true, complete and correct.

                                    ALKERMES, INC.



                                             /s/ James M. Frates
                                    --------------------------------------------
                                    Name:    James M. Frates
                                    Title:   Vice President, Chief Financial
                                             Officer and Treasurer

Date:  December 17, 2002















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